Exhibit 99.1

Latest Version of Sapiens Core Suite for Life Insurance Takes the Cloud-Based, Open Architecture One Step Further

Version 10 features an enhanced library of pre-configured products, built-in digital and analytics, and low code/no code tools, empowering users to rapidly tailor and launch new products

March 10, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of its new Sapiens CoreSuite for Life & Annuities for North American customers and Sapiens CoreSuite for Life & Pensions for EMEA and APAC customers.

CoreSuite Version 10 boasts a wide range of enhanced benefits, ensuring faster implementation, rapid go to market for customers, and even greater self-sufficiency.

●	Rapidly tailor and launch new products - through a variety of low code/no code configuration tools, leveraging ‘Smart Packs’ - a large library of pre-configured options

●	The power of Cloud - The solution’s open architecture, cloud-based capabilities have been further enhanced through an improved DevOps (NoOps) mechanism for enhanced benefits

●	Open insurance architecture - inherent integration of Sapiens API Composer ensures digitalization is built-in and APIs can be configured, managed and orchestrated to easily empower your digital initiatives

●	Digital built-in –advanced digital suite enhances customer engagement, user experience and automation

●	Embedded intelligence and analytics - Sapiens Intelligence is now embedded into CoreSuite with a wide range of data management and analytics capabilities

●	Enhanced multicurrency and multilingual mechanism – facilitating the global and multi-territory usage of the suite, across users’ desired language

●	Enriched functionality – streamlines premium payment processes and client management features, in addition to further enhancements for Policy Service transactions driven from the at-a-glance Policy Dashboard.

“The Sapiens team is trailblazing ahead in our 2021 roadmap and continuing to invest in critical guiding principles that empower our customers, like low code/no code and advanced cloud capabilities,” said Roni Al-Dor, Sapiens president and CEO. “CoreSuite proves our commitment to meeting market needs and strengthening our solutions.”

Sapiens Life CoreSuite supports multiple lines of business for both individual and group life, annuities, investments and medical products ‒ in a single, end-to-end system. It offers a 360-degree view of the customer from the policy administration system, across all distribution channels and communication streams.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

www.sapiens.com